

The open-source & self-hosted
Data Lineage Platform

Backed by **Y Combinator**

INVEST IN **GRAI (YC S22)**

Open source version control for metadata

LEAD INVESTOR   ⌄

Max Keenan

I invested in Grai because Ian & team are solving a problem that I face: information inconsistency & data lineage errors plague companies of all sizes. It got so bad that when I was at ServiceNow, we had two separate teams present the same KPI and have vastly different numbers. Teams cannot make good decisions without good data. Grai's open source approach makes complete sense; it combines Ian's experience building and contributing to open source projects with a low-friction entry point into enterprises. They're a great team, solving a real problem and I'm excited to be along for their journey.

Invested $5,000 this round

grai.io   San Francisco California      Technology   Y Combinator   SaaS   Devtools   Ycs22

Highlights

Highlights

1 Built Visions, a python OSS library with 13m+ downloads

2 Realized the need while working at Centene (F50 health insurer)

3 First line of code 2 months ago, already have pilot customers

4 $3.5b+ market opportunity

5 $519k raised from investors including a notable Business School prof. at Olin University

Our Team



Ian Eaves   Founder & CEO

Ex-physicist turned ML engineer with experience building MLE teams everywhere from startups (Bellhops) to fortune 50 companies (Centene). An active open source contributor, he's written software with over 11M downloads (Visions)



Tony Edwards   COO



Edward Louth   CTO

Pitch

TL;DR Grai makes developers smarter by bringing metadata from across their stack into their development tools. We make testing data flows between applications painless.



Grai
Open-source version control for metadata
Ian Eaves
Founder & CEO

Been there, Done that
Ian Eaves (CEO)
Drexel, Masters in Physics
OSS author (visions, 13M+ downloads) & contributor (pandas, pandas-profiling, etc.)
Lead Machine Learning Engineer
Bellhop
CIBO TECHNOLOGIES
MONSANTO
MENTOR SPACES
LIFT AS YOU CLIMB
CENTENE Corporation













😭 Problem

Tracking (let alone testing) data once it leaves a production environment is challenging. Whether in a data engineers transformation pipeline, an ML model, or the CFO's metrics dashboard, that data *will* be used elsewhere. Without visibility on those use cases data changes remain risky and outage prone.


A dozen tools but no way to talk
No OSS standard for communication about metadata
Complicated governance (PHI/PII)
Conflicting analytics reports
Untrustworthy data
Long development cycles
Bigger the company, bigger the pain
git
?
API

🚀 Solution

Grai is an open-source data management platform designed to help you better use your data.

- **Automated data lineage** - Pre-built connectors to keep metadata fresh.
- **Integrated with git** - Changing a column in your DB? Run data integration tests for all downstream users as part of your standard CI/CD process.
- **One-stop-shop** - A unified model of your entire data stack.
- **Your data belongs to you** - Grai is open-source & self-hosted with a cloud option coming soon.



Grai

OSS version control for metadata



Go to Market
Data Dictionary
Observability
Governance
CICD
Lineage
Version Controlled Metadata Layer
git
API
Metadata Extractors

With Grai, customers understand how their data connects together



sales
production database
customer_id
total_sales
order_date
product_id
sales
data warehouse
customer_id
total_sales
order_date
product_id
monthly_product_sales
data warehouse
product_id
total_sales
month
demand forecasting
aws lambda
week_of_year
total_sales
marketing_spend
product_id

- A single standard to track and manage data across platforms (git, slack, database, api, etc...)
- Automatically works with customers existing tools
- Cross application data discovery and testing

Nothing to first customer in 2 months



Jun — First commit

Jul — Limited open source launch

Aug — First customer signed

Grai

$3.5B
TAM

100k+ Companies with data warehouse   x   **$35k** Yearly ACV